UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, November 15, 2024

Gen. Mgmt. No.18/2024

Mrs. Solange Berstein

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      MATERIAL FACT

Dear Madam,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission, duly authorized, I hereby inform you, as a material fact, that in its session held today, the Board of Directors of Enel Chile (the “Company”) agreed to distribute an interim dividend of Ch$ 0.906706901652358 per share, attributable to the 2024 fiscal period, to be paid on January 24, 2025, corresponding to 15% of the Net Income as of September 30, 2024. This is established based on the Financial Statements of the Company at the aforementioned date.

As set forth by the Financial Market Commission in Circular Letter No. 660 of 1986, I enclose herewith, the Form N°1 related to the abovementioned interim dividend.

Sincerely,

Giuseppe Turchiarelli

Chief Executive Officer

Enel Chile S.A.

c.c.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: C.M.F. OFFICE

FORM No.°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 11 / 15 / 2024 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax No.°: 76,536,353-5 1.02 Date : 11 / 15 / 2024 (month/day/year)

1.03 Company: ENEL CHILE S.A.

1.04 Securities Registration Record: 1139 1.05 Affected series: Unique .

1.06 Ticker local exchange: ENELCHILE 1.07 Movement Code: 17

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 11 / 15 / 2024 (month/day/year)

2.02 Agreement Settlement: 3 . (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /

3: Board of Directors Meeting)

2.03 Amount of the dividend: Ch$ 62,713,794,794.-_ 2.04 Type of currency: CLP .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 69,166,557,219.- 3.02 Closing Date: 01 / 18 / 2025 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend: 1_ (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 09 / 30 / 2024 (month/day/year)

4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of others companies / 4: Other)

(CONTINUES)

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5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$ 0.90671/share 5.02 Type of currency: CLP . 5.03 Payment Date: 01 / 24 / 2025 (month/day/year)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date: / / (month/day/year)

6.02 Expiration Option Date: / / (month/day/year)

6.03 Date of the distribution of shares : / / (month/day/year)

6.04 Series to choose: (Only if the option is based on shares of own issuance)

6.05 Shares post movement: (Only if the option is based on shares of own issuance)

6.06 Tax No.° of the Issuer: (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange: .

6.08 Factor of shares: shares to be received by one share with rights

6.09 Share price: / share. 6.10 Type of currency: CLP .

(CONTINUES)

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7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to 2024 net income, and corresponds to 15% of the net income as of September 30, 2024.

Hour, Place and Payment procedures: For shareholders who have granted the corresponding authorization, the dividend will be deposited in the checking or savings bank account of the holder of the shares. Shareholders who withdraw their bank demand voucher directly must do so on bank business days starting on January 24, 2025 at any branch of the bank informed by DCV Registros S.A., in its capacity as Manager of the Shareholders’ Registry of Enel Chile S.A. and which will be informed in the notice published on the payment of dividends. This last modality will also be used for all those shareholders who have not expressly requested any payment modality, and for all those whose bank accounts have been objected in a verification process. In the event that the demand voucher is not withdrawn, the withdrawal of a nominative check at the offices of DCV Registros S.A., in its capacity as administrator of the shareholder registry of Enel Chile S.A., is contemplated.

The attention of the shareholders in all those aspects related to the payment of dividends will be carried out exclusively in the offices of DCV Registros S.A., located in Avenida Los Conquistadores 1730, 24th floor, Providencia, from Monday to Friday, from 09:00 to 14:00 hours.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on January 8, 2025.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  In accordance with the provisions of the Circular N° 660 of 1986 of the Financial Market Commission, in number 5.01 of the present form, it is indicated to pay as amount in Chilean pesos per share a number consisting of five decimal places, approaching the fifth decimal to the nearest integer. However that, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the sum of Ch$ 0.906706901652358.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: .

NAME OF THE LEGAL REPRESENTATIVE: GIUSEPPE TURCHIARELLI, CHIEF EXECUTIVE OFFICER.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Executive Officer

Date: November 15, 2024